UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 3)

Sunlands Technology Group (f/k/a Sunlands Online Education Group)

(Name of Issuer)

Class A Ordinary Shares, $0.0005 par value

(Title of Class of Securities)

86740P108**

(CUSIP Number)

        December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 86740P108 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which is quoted on the New York Stock Exchange under the symbol “STG.” Each ADS represents one half (1/2) Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

1	NAME OF REPORTING PERSON Ou Peng (a/k/a Jianhong Yin)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 2,721,904 (1)
	6	SHARED VOTING POWER -0-
		SOLE DISPOSITIVE POWER 2,833,024 (2)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,833,024 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 60.6%
12	TYPE OF REPORTING PERSON* IN

(1)	Consists of (i) 637,132 Class C ordinary shares held by Marble Faith Limited, a company ultimately wholly owned by Vistra Trust (Hong Kong) Limited as trustee of an irrevocable trust, with Mr. Peng Ou as the settlor and certain family members of Mr. Peng Ou as the beneficiaries, and (ii) 2,084,772 Class C ordinary shares held by Studyvip Online Education Limited, a company wholly owned by Mr. Peng Ou. Each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

(2)	Consists of (i) 637,132 Class C ordinary shares held by Marble Faith Limited, a company ultimately wholly owned by Vistra Trust (Hong Kong) Limited as trustee of an irrevocable trust, with Mr. Peng Ou as the settlor and certain family members of Mr. Peng Ou as the beneficiaries, (ii) 2,084,772 Class C ordinary shares held by Studyvip Online Education Limited, a company wholly owned by Mr. Peng Ou, and (iii) 111,120 Class C ordinary shares held by Studyvip E-learning Limited, over which Mr. Peng Ou has dispositive power but not voting power. Each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

1	NAME OF REPORTING PERSON Studyvip Online Education Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 2,084,772 (1)
	6	SHARED VOTING POWER -0-
		SOLE DISPOSITIVE POWER 2,084,772 (1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,084,772 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 53.1%
12	TYPE OF REPORTING PERSON* FI

(1)	Consists of 2,084,772 Class C ordinary shares held by Studyvip Online Education Limited. Each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

1	NAME OF REPORTING PERSON Marble Faith Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 637,132 (1)
	6	SHARED VOTING POWER -0-
		SOLE DISPOSITIVE POWER 637,132 (1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 637,132 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 25.7%
12	TYPE OF REPORTING PERSON* FI

(1)       Consists of 637,132 Class C ordinary shares held by Marble Faith Limited. Each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

Item 1.

(a)	Name of Issuer: Sunlands Technology Group (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Building 4-6, Chaolai Science Park, No. 36
Chuangyuan Road, Chaoyang District,
Beijing, 100012, the People’s Republic of China

Item 2.

(a)	Name of Person Filing:

Peng Ou (a/k/a Peng Ou)
Studyvip Online Education Limited
Marble Faith Limited

(b)	Address of Principal Business Office or if none, Residence:

c/o Sunlands Technology Group
Building 4-6, Chaolai Science Park, No. 36
Chuangyuan Road, Chaoyang District,
Beijing, 100012, the People’s Republic of China

(c)	Citizenship:

Peng Ou – People’s Republic of China
Studyvip Online Education Limited – British Virgin Islands
Marble Faith Limited – British Virgin Islands

(d)	Title of Class of Securities: Class A Ordinary Shares, $0.0005 par value

(e)	CUSIP Number: CUSIP number 86740P108 has been assigned to the ADSs, which is quoted on the New York Stock Exchange under the symbol “STG.” Each ADS represents one half (1/2) Class A ordinary shares.

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	Percent of Class:

Peng Ou – 60.6%

Studyvip Online Education Limited – 53.1%

Marble Faith Limited – 25.7%

The foregoing percentages are based on 1,839,553 Class A ordinary shares issued and outstanding as of December 31, 2021 provided by the Issuer.

(c)	The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2022

/s/ Jianhong Yin
Jianhong Yin

STUDYVIP ONLINE EDUCATION LIMITED

By:	/s/ Jianhong Yin
	Name:	Jianhong Yin
	Title:	Director

MARBLE FAITH LIMITED

By:	/s/ Jianhong Yin
	Name:	Jianhong Yin
	Title:	Director

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 11, 2022.

/s/ Jianhong Yin
Jianhong Yin

STUDYVIP ONLINE EDUCATION LIMITED

By:	/s/ Jianhong Yin
	Name:	Jianhong Yin
	Title:	Director

MARBLE FAITH LIMITED

By:	/s/ Jianhong Yin
	Name:	Jianhong Yin
	Title:	Director